Energy XXI (Bermuda) Ltd.

Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical consolidated ratio of earnings to fixed charges for the periods shown:

	Year Ending June 30, 2007 (unaudited)	Period from inception (July 25 2005) to June 30, 2006 (unaudited)	Six Months Ending December 31, 2007 (unaudited)	Six Months Ending December 31, 2006 (unaudited)
RATIO OF EARNINGS TO FIXED CHARGES	1.61x	2.09x	1.24x	1.75x

For purposes of computing the ratio of earnings to fixed charges, earnings is defined as pre-tax income plus fixed charges. Fixed charges consist of interest expense and amortization of deferred financing fees.

Calculation of Ratio of Earnings to Fixed Charges, as Defined (in thousands, except ratio of earnings to fixed charges):

	Year Ending June 30, 2007 (unaudited)	Period from inception July 25 2005 to June 30, 2006 (unaudited)	Six Months Ending December 31, 2007 (unaudited)	Six Months Ending December 31, 2006 (unaudited)
Earnings:
Pre-Tax Income	36,795	8,669	12,857	20,329
Fixed Charges	60,330	7,933	53,630	27,007
Total Earnings	97,125	16,602	66,487	47,336

Fixed Charges:
Interest expensed	53,285	7,439	51,056	21,334
Deferred financing fees	7,045	494	2,574	5,673
Total Fixed Charges	60,330	7,933	53,630	27,007

Ratio of Earnings to Fixed Charges	1.61	2.09	1.24	1.75